File No. 70-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

APPLICATION-DECLARATION WITH RESPECT TO AN INVESTMENT BY EUA ENERGY INVESTMENT CORPORATION THROUGH ITS SUBSIDIARIES IN A TO-BE FORMED CORPORATION INCORPORATED TO DEVELOP AND COMMERCIALIZE BIOMASS-FIRED COMBUSTION TURBINE POWER GENERATION FACILITIES

UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

EUA ENERGY INVESTMENT CORPORATION
P.O. Box 2333, Boston, Massachusetts 02107

EUA BIOTEN, INC.
750 West Center Street, West Bridgewater, MA  02379

BIOTEN PARTNERSHIP
10330 Technology Drive, Suite 10, Knoxville, Tennessee 37932

(Name of companies filing this statement and address of principal executive office of each)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of each applicant or declarant)

CLIFFORD J. HEBERT, JR., TREASURER
EASTERN UTILITIES ASSOCIATES
P.O. Box 2333, Boston, Massachusetts 02107

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

ARTHUR I. ANDERSON, P.C.
McDermott, Will & Emery
75 State Street, Suite 1700
Boston, MA 02109

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTIONS.

I.      Introduction.

        A. Background of the Applicants. This application-declaration is filed with the United States Securities and Exchange Commission (the "Commission") by EUA ENERGY INVESTMENT CORPORATION ("EEIC"), a Massachusetts corporation and a wholly-owned subsidiary of Eastern Utilities Associates, EUA BIOTEN, Inc. ("EUA BIOTEN"), a Massachusetts corporation and a wholly owned subsidiary of EEIC, and BIOTEN Partnership, a Tennessee general partnership and a subsidiary of EUA BIOTEN (EEIC, EUA BIOTEN and BIOTEN Partnership are sometimes hereinafter referred to individually as an "Applicant" and collectively as the "Applicants"). Eastern Utilities Associates ("EUA") is a Massachusetts voluntary association and a registered public holding company under the Public Utility Holding Company Act of 1935 (the "Act"). The holding company system of EUA is sometimes hereinafter referred to as the "EUA System".

        B. Prior Authorizations and Historical Background. By Order dated June 21, 1995 (Release No. 35-26314) (the "June 21, 1995 Order"), the
Commission authorized (i) EEIC to form EUA BIOTEN and (ii) upon its formation, EUA BIOTEN to participate as one of two general partners in BIOTEN Partnership, for the development and commercialization of biomass-fired combustion turbine power generation facilities and products and/or services offered in connection with such facilities, including the manufacture, fabrication, marketing, sale and delivery of such facilities (collectively, "Business Opportunities"). Additionally, the Commission authorized EEIC (a) to make up to $3.907 million of capital contributions to BIOTEN Partnership upon its formation, $1.907 million of which would be disbursed in connection with the testing and development of a commercial prototype plant, and $2 million of which would be an additional capital contribution payable at EEIC's sole discretion, and (b) to provide BIOTEN Partnership, from time to time through December 31, 1998, with a working capital line of credit of up to $3 million, at an annual interest rate equal to the prime lending rate as announced by The First National Bank of Boston, N.A. ("Prime") plus 6% before EEIC's receipt of payment in full of certain returns on its investment in BIOTEN Partnership, and Prime plus 2% thereafter, but in no event to exceed 16% per annum.

        On June 26, 1995, pursuant to a 1995 Agreement of General Partnership, EUA BIOTEN and BIOTEN LLC, a Tennessee limited liability company ("BIOTEN LLC"), formed BIOTEN Partnership.

        By Order dated November 14, 1996 (Release No. 35-26604) (the "November 14, 1996 Order"), the Commission authorized EEIC to increase the working capital line of credit it provides to BIOTEN Partnership from "up to $3 million" to "up to $6 mill ion."

        By Order dated April 16, 1998 (Release No. 35-26858) (the "April 16, 1998 Order") the Commission authorized, through December 31, 2002, (i) an increase of up to $7 million in the amount of the working capital line of credit which EEIC was authorized to provide to BIOTEN Partnership for an aggregate total working capital line of credit of up to $13 million, which funds may be provided by either EEIC or EUA BIOTEN, (ii) EEIC or EUA BIOTEN, as applicable, to charge interest rates on such working capital line of credit at rates of interest not to exceed those previously authorized pursuant to the June 21, 1995 Order, which rates exceed the Applicants' effective cost of capital, and (iii) EEIC or EUA BIOTEN to make additional capital contributions to BIOTEN Partnership in an aggregate amount of up to $5 million, for a total authorized aggregate capital contribution of up to $8.907 million, as a result of which increased capital contributions EUA BIOTEN increased its voting interest and profits interest in BIOTEN Partnership to seventy-nine and eight tenths percent (79.8%) each and BIOTEN Partnership became a subsidiary of EUA BIOTEN within the meaning of Section 2(a)(8) of the Act.

II.     Overview of the Proposed Transactions.

        A. Background. EEIC and EUA BIOTEN have determined to no longer actively finance BIOTEN Partnership, and to limit the Applicants' exposure to liability for future activities of BIOTEN Partnership or any successor thereto. At the time o f the filing of this U-1, the Applicants anticipate pursuing one of the two below-described options with respect to BIOTEN Partnership. The Applicants hereby request authorization to undertake the actions comprising Option #1 or Option #2, as described below.

        B. Option #1-Dissolution and Liquidation of BIOTEN Partnership; Formation of BIOTEN Corp. and Acquisition of Preferred Stock.

                (1) Dissolution of BIOTEN Partnership. In order for EEIC and EUA BIOTEN to recoup a portion of their investment in, and loans to, BIOTEN Partnership, EUA BIOTEN would cause the dissolution of BIOTEN Partnership, effective on or after October 25, 1998, pursuant to the terms and conditions of the 1995 Agreement of General Partnership of BIOTEN Partnership, as amended (the "Partnership Agreement"). As a result of such dissolution, after payment of the obligations of BIOTEN Partnership to third parties, ownership of all of the remaining assets of BIOTEN Partnership would vest in EUA BIOTEN and the promissory notes of BIOTEN Partnership made in favor of EUA BIOTEN would be cancelled.

                (2)     Formation of BIOTEN Corp.;  Acquisition of Capital
Stock of BIOTEN Corp.   Upon receipt of Commission authorization, EUA BIOTEN
would form a new Delaware corporation (hereinafter, "BIOTEN Corp.") and would contribute the assets it received from the dissolution of BIOTEN Partnership into BIOTEN Corp., in exchange for which EUA BIOTEN would acquire common and convertible preferred stock of BIOTEN Corp. The proposed Certificate of Incorporation and By-laws of BIOTEN Corp. are attached hereto as Exhibits A-1
and A-2.   Upon the provision to BIOTEN Corp. of a working capital line of credit of $3 million, to be obtained by certain individuals (the "Rizzie Group") and a new corporate investor ("Investor"), and upon the payment of approximately $485,000 to EUA BIOTEN by the Rizzie Group and Investor, EUA BIOTEN would sell all of the issued and outstanding common stock of BIOTEN Corp. to the Rizzie Group and Investor pursuant to a Stock Purchase Agreement substantially i n the form attached hereto as Exhibit B-1. EUA BIOTEN would retain ownership of all of the issued and outstanding convertible preferred stock of BIOTEN Corp., the rights and preferences associated therewith to be as set forth in the attached Exhibit A-1.


        C. Option #2-Acquisition of Capital Stock of BIOTEN Corp. and Dissolution and Liquidation of BIOTEN Partnership.

                (1)     Formation of BIOTEN Corp; Dissolution of BIOTEN
Partnership.   In the event BIOTEN LLC determines that it wishes to continue to pursue the development of Business Opportunities and to provide funding therefor, then EUA BIOTEN and BIOTEN LLC will cause the dissolution of BIOTEN Partnership and the formation of BIOTEN Corp. The assets and liabilities of BIOTEN Partnership would be contributed into BIOTEN Corp. and BIOTEN LLC would make the additional payment described in paragraph C.(2) below and would arrange for the working capital line of credit described in paragraph C.(2) below, in exchange for which, upon receipt of Commission authorization, BIOTEN Partnership would receive common and preferred convertible stock of BIOTEN Corp. in amounts equal to the fair market values of EUA BIOTEN's and BIOTEN LLC's respective equity interests in BIOTEN Partnership. BIOTEN Partnership would then distribute the common stock of BIOTEN Corp. to BIOTEN LLC and the convertible preferred stock of BIOTEN Corp. to EUA BIOTEN, after which distributions BIOTEN Partnership would dissolve.

                (2) Stock Purchase Agreement: Investment by Investor and Prepayment of Promissory Notes Payable to EUA BIOTEN. Subject to receipt of Commission approval and pursuant to the terms and conditions of a Stock Purchase Agreement substantially in the form attached hereto as Exhibit B-2, BIOTEN LLC and Investor would (i) arrange for a working capital line of credit of $3 million for BIOTEN Corp., and (ii) pay an aggregate amount of approximately $485,000 to BIOTEN Corp., in exchange for which Investor would receive common stock of BIOTEN Corp. As soon as practicable, but in no event later than thirty (30) days, after the closing of the aforementioned Stock Purchase Agreement (the "Closing"), BIOTEN Corp. would prepay certain indebtedness owing to EUA BIOTEN pursuant to those certain promissory notes of BIOTEN Partnership assumed by BIOTEN Corp., through BIOTEN Corp.'s issuance and delivery of additional convertible preferred stock to EUA BIOTEN in an amount equal to the outstanding principal and interest owing under such promissory notes.

        D. Divestiture of Ownership Interest in BIOTEN Corp. Under either Option #1 or Option #2 above, EUA BIOTEN will be divested of its entire ownership interest in BIOTEN Corp., through the redemption of the convertible preferred stock of BIOTEN Corp. held by it, and will cease to maintain representation on the Board of Directors of BIOTEN Corp., on or before November 1, 2002.


III. Request for Authorization to Acquire the Preferred Stock and the Additional Preferred Stock. The Applicants hereby request authorization for EUA BIOTEN to acquire the convertible preferred stock of BIOTEN Corp. pursuant to Option #1 described in Section II.B above ("Option #1") or for BIOTEN Partnership to acquire the convertible preferred stock of BIOTEN Corp. and to subsequently transfer the same to EUA BIOTEN, pursuant to Option #2 described in Section II.C above ("Option #2). In addition, the Applicants hereby request authorization, under Option #2, for EUA BIOTEN to acquire the additional convertible preferred stock of BIOTEN Corp. as payment of the debt owing to EUA BIOTEN, as more fully described in Section II.C.(2) above.

        A. No Voting Rights for Holders of the Convertible Preferred Stock. The holder of the convertible preferred stock of BIOTEN Corp. will have no voting rights other than those voting rights required to be granted to all stockholders of a Delaware corporation under the Delaware General Corporation Law, and certain consents required to be obtained for certain corporate actions described in Exhibit A-1 hereto.

        B. No Services to be Provided by EUA System Companies. BIOTEN Corp. will have its own employees, and no employees of the EUA System retail electric utilities will be assigned to perform services for BIOTEN Corp. Neither EEIC nor EUA BIOTEN anticipates the need to hire any personnel in connection with the investment in BIOTEN Corp. described herein.

        C. No Ownership Interests in EWGs or FUCOs. With the exception, by virtue of EUA BIOTEN's ownership interest in BIOTEN Corp. pursuant to Option #1, or by virtue of BIOTEN Partnership's proposed ownership interest in, and EUA BIOTEN's proposed subsequent ownership interest in, BIOTEN Corp. pursuant to Option #2, which ownership interests would include indirect ownership of the commercial prototype plant (that will either be an EWG as defined in Section 32 of the Act or a Qualified Facility within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended), neither EEIC nor any subsidiary thereof has acquired an ownership interest in any EWG or FUCO, or now is or as a consequence of the transactions proposed herein will become a party to or has or will as a consequence of the transactions proposed herein have any right under a service, sales or construction contract with an EWG or FUCO, except in accordance with the provisions of the Act. EEIC, for itself and its subsidiaries, will not acquire any such interest or right without first obtaining any necessary Commission authorization.

IV. Request for Authorization to Transfer Ownership of Assets to BIOTEN Corp. EUA BIOTEN hereby requests authorization, upon the dissolution and liquidation of BIOTEN Partnership, to transfer all of the then former assets of BIOTEN Partnership to BIOTEN Corp. as consideration for its purchase of the convertible preferred stock of BIOTEN Corp., pursuant to the terms and conditions of the Stock Purchase Agreement and Option #1. Alternatively, BIOTEN Partnership hereby requests authorization t o transfer all of its assets to BIOTEN Corp. as consideration for its purchase of the common stock and the convertible preferred stock of BIOTEN Corp. pursuant to the terms and conditions of the Stock Purchase Agreement described in Option #2.

V. Description of the Operative Documents/Request to Enter Into the Operative Documents.

        A Certificate of Incorporation of BIOTEN Corp. (the "Charter") will be filed with the Secretary of State of the State of Delaware.

        Upon Commission approval of EUA BIOTEN's or BIOTEN Partnership's participation, as applicable, in the Stock Purchase Agreement described under Option #1 or Option #2 above, and consummation of a closing thereunder, EUA BIOTEN or BIOTEN Partnership, as applicable, will enter into a Registration Rights Agreement with BIOTEN Corp. (the "Registration Rights Agreement"), which agreement would be amended solely: (i) in the case of Option #2, to include EUA BIOTEN, and to eliminate BIOTEN Partnership, as a party thereto; and (ii) in the case of either Option #1 or Option #2, to subject the additional convertible preferred stock of BIOTEN Corp. issued to EUA BIOTEN to the benefits and burdens of such amended Registration Rights Agreement. Such Registration Rights Agreement shall be substantially in the form attached hereto as Exhibit B-3.

        Under either Option #1 or Option #2, EUA BIOTEN will enter into a License Agreement with BIOTEN Corp. (the "License Agreement") in substantially the form attached hereto as Exhibit B-4 (the Registration Rights Agreement, in its original and amended form, together with the License Agreement, the Stock Purchase Agreement and the exhibits thereto are hereinafter sometimes collectively referred to as the "Operative Documents"). The License Agreement will grant to BIOTEN Corp. a royalty-free , worldwide, unrestricted, non-exclusive right to use: (i) certain intellectual property owned by EUA BIOTEN, which constitutes a part of, relates to, or is used or useful in connection with, commercialization of biomass-fired combustion turbine power generation facilities and related products and services; and (ii) certain related equipment, also owned by EUA BIOTEN (collectively, the "Licensed Technology and Equipment"). The License Agreement shall terminate when all of the convertible prefer red stock of BIOTEN Corp. held by EUA BIOTEN shall have been redeemed by BIOTEN Corp., at which time the ownership of the Licensed Technology and Equipment shall be transferred to BIOTEN Corp. by EUA BIOTEN.

        EUA BIOTEN would not be obligated to make any additional contributions to BIOTEN Corp., nor would it be involved with the manufacturing, marketing or sales activities of BIOTEN Corp.

        EUA BIOTEN hereby requests authorization to enter into those Operative Documents to which it would be a party, pursuant to either Option #1 or Option #2, and BIOTEN Partnership hereby requests authorization to enter into those Operative Documents to which it would be a party, pursuant to Option #2.

VI.     Analysis

        For the reasons set forth in paragraphs (i) through (iv) below, the Applicants believe that the transactions proposed in this Application-Declaration should be authorized.

        (i) Pursuant to the June 21, 1995 Order, the November 14, 1996 Order, and the April 16, 1998 Order, the Commission has previously authorized EEIC's and EUA BIOTEN's initial investment and increased investment/ownership in substantially the same business activities to be engaged in by BIOTEN Corp., through their investment in BIOTEN Partnership.

        (ii) The Applicants' investment in the proposed transactions is within the dollar limitations previously authorized in the April 16, 1998 Order.

        (iii) EUA BIOTEN's direct or subsequent investment in BIOTEN Corp. will have little or no effect on the cash resources or liquidity of the EUA System, as the consideration for such investment is assets already acquired and paid for, and the investment requires no future commitment for capital contributions, loans or any other expenditure on the part of EUA BIOTEN or EEIC.

        (iv) The Applicants' investment in the proposed transactions shall be in the interests of shareholders of EUA, as the proposed transactions are likely to result in the return of substantially all of the funds invested by EUA, through its subsidiaries EEIC and EUA BIOTEN, in BIOTEN Partnership.



ITEM 2. FEES, COMMISSIONS, AND EXPENSES.

        The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

        Legal Fees                                            $ *
        Miscellaneous                                         $ *
        TOTAL                                                 $ *

*       To be filed by amendment.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

        The sections of the Act and rules or exemptions thereunder that the Applicants consider applicable to the transactions, or the basis for exemption therefrom, are set forth below:

Purchase by EUA BIOTEN,                                 Sections 9(a)(1), 10;
or alternatively BIOTEN Partnership,                    Rule 51.
of the convertible preferred stock of
BIOTEN Corp.


Sale by EUA BIOTEN, or                                  Sections 9(a), 10 and
alternatively BIOTEN Partnership,                       12(d); Rule 44(a).
of generation assets (the commercial
demonstration plant)


Transfer by BIOTEN Partnership of the                   Sections 9(a)(1), 10;
shares  of convertible preferred stock of               Rule 51.
BIOTEN Corp. to EUA BIOTEN (under Option #2 only)

ITEM 4. REGULATORY APPROVALS.

        No consent or approval of any state commission or any federal commission other than the Commission is necessary for the transactions that are the subject of this Application-Declaration.

ITEM 5. PROCEDURE.

        (a) In order to enable BIOTEN Partnership and EUA BIOTEN to enter into the proposed transactions promptly, the Applicants hereby request that this Application-Declaration be granted and made effective at the earliest convenient date.

        (b) It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission. The Office of Public Utility Regulation may assist in the preparation of the decision of the Commission, and it is believed that a thirty (30) day waiting period between the issuance of the order of the Commission and the day on which the order is to become effective would not be appropriate.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS
                                        (* To be filed by amendment.)
                                        (+ Confidential treatment requested.)
        (a)     Exhibits.

                *       Exhibit A-1             Certificate of Incorporation of
                                                BIOTEN Corp.

                *       Exhibit A-2             By-laws of BIOTEN Corp.

                *+      Exhibit B-1             Stock Purchase Agreement (for
                                                Option #1)

                *+      Exhibit B-2             Stock Purchase Agreement (for
                                                Option #2).

                *+      Exhibit B-3             Registration Rights Agreement

                *+      Exhibit B-4             License Agreement

                *       Exhibit F               Opinion of Counsel

                *       Exhibit H               Proposed Form of Notice


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

        The transactions described in Item 1 do not involve major federal actions significantly affecting the quality of the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.



SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant has duly caused this statement to be signed on its behalf by the undersigned duly authorized individual.


                                              EUA ENERGY INVESTMENT CORPORATION
                                              EUA BIOTEN, INC.
                                              BIOTEN Partnership



                                              By:     /s/ Clifford J. Hebert,
Jr.
                                                      Clifford J. Hebert, Jr.
                                                      Treasurer

Date:  October 15, 1998